

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2025

Cameron Reynolds
Chief Executive Officer
VolitionRx Limited
1489 West Warm Springs Road, Suite 110
Henderson, NV 89014

      Re: VolitionRx Limited
         Registration Statement on Form S-1
         Filed April 4, 2025
         File No. 333-286401

Dear Cameron Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Marc G. Alcser, Esq.